Media Release
Planegg/Munich, Germany, November 29, 2021

MorphoSys AG: Corporate Calendar 2022

Dear Madam/Sir,

Please note MorphoSys’ financial reporting dates 2022 as follows:

	Publication of Interim Statement / Report	Conference Call
Year-End Results 2021	March 16, 2022 // 10 pm CET (5 pm EDT; 9 pm GMT)	March 17, 2022 // 2 pm CET (9 am EDT; 1 pm GMT)
First Quarter Interim Statement 2022	May 4, 2022 // 10 pm CEST (4 pm EDT; 9 pm BST)	May 5, 2022 // 2 pm CEST (8 am EDT; 1 pm BST)
Half-Year Report 2022	August 3, 2022 // 10 pm CEST (4 pm EDT; 9 pm BST)	August 4, 2022 // 2 pm CEST (8 am EDT; 1 pm BST)
Third Quarter Interim Statement 2022	Nov. 16, 2022 // 10 pm CET (4 pm EST; 9 pm GMT)	Nov. 17, 2022 // 2 pm CET (8 am EST; 1 pm GMT)

Annual General Meeting	May 18, 2022

For a direct import of the dates to your calendar, please visit our corporate website: https://www.morphosys.com/media-and-investors/morphosys-events#company-calendar

About MorphoSys
MorphoSys (FSE & NASDAQ: MOR) is a biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for people living with cancer and autoimmune diseases. Based on its leading expertise in antibody and protein technologies, MorphoSys is advancing its own pipeline of new drug candidates and has created antibodies that are developed by partners in different areas of unmet medical need. In 2017, Tremfya® (guselkumab) – developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc. for the treatment of plaque psoriasis – became the first drug based on MorphoSys' antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration granted accelerated approval of the company's proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for patients with a certain type of lymphoma. Headquartered near Munich, Germany, the MorphoSys Group, including the fully owned U.S. subsidiaries MorphoSys US Inc. and Constellation Pharmaceuticals, Inc., has more than 750 employees. For more information visit www.morphosys.com or www.morphosys-us.com.

Minjuvi® and Monjuvi® are registered trademarks of MorphoSys AG.
Tremfya® is a registered trademark of Janssen Biotech, Inc.

MorphoSys Forward-Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these
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uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Jeanette Bressi Director, US Communications Tel: +1 617 404 7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857 772 0240 myles.clouston@morphosys.com

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